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                                                                       EXHIBIT A

                         TRINAD CAPITAL MASTER FUND LTD.
                      2121 Avenue of the Stars, Suite 1650
                          Los Angeles, California 90067

                                                                  March 30, 2006

Majesco Entertainment Company
160 Raritan Center Parkway
Suite 1
Edison, New Jersey  08837

Attention: Board of Directors of Majesco Entertainment Company

Gentlemen:

      We are once again disappointed by the Company's failure to act upon or accept any of our offers to make fundamental changes with respect to the Company's misuse of capital resources, board composition, management structure, corporate governance and executive compensation. For the last 10 months, we have sought to work constructively with the Company's Board of Directors to improve shareholder value for all of the Company's shareholders. During this time, we have continuously made ourselves available to meet with the Company's Board and management to discuss our proposals to improve the performance and financial condition of the Company and to establish a more appropriate corporate governance structure. To date, all of our requests have been ignored, while at the same time, the Company continues in a downward spiral. Our numerous conversations with the Board to date have resulted in a complete lack of action and a series of broken promises including, without limitation, representations that the Sutton family would never regain management control of the business (in light of the Company's poor performance under their direction) and reassurance that the Company would not receive a "going concern" designation from its auditors.

      We are troubled by the statement in your letter to us that the Company has sufficient capital resources to meet its capital needs. In the Company's recently filed Form 10-K, the Company's independent accounting firm stated in their report that "the Company has suffered losses that raise substantial doubt about its ability to continue as a going concern." Furthermore, the Company recently filed a Form 8-K disclosing that it has received a notice of delisting from The NASDAQ Stock Market ("Nasdaq") advising the Company that it does not comply with the Nasdaq's equity, market value and net income minimum requirements. While we believe that the business operations of the Company may have somewhat stabilized (as a result of the efforts of members of the Board who have since resigned due to a disagreement with the Company on fundamental matters discussed below), the Company still lacks the financial resources to prudently manage its business and maintain its valuable Nasdaq listing. Based on this disclosure as well as the Company's continuing net losses and increasing expenses, we have serious reservations about the Board's determination that the Company has sufficient capital resources to continue its operations. The Board's comparison of the Company's performance over the past year to its publicly-traded competitors is without foundation and demonstrates the extent to which the Board is simply not carefully monitoring the Company's performance. To our knowledge, none of these competitors have had a reduction in their market capitalization of 90%, substantially eliminated available cash reserves (and in the process received a "going concern" designation) and failed by a significant margin to achieve publicly issued revenue guidance (including a net loss of $70.9


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million on $59.7 of revenues). Surely, the Company is unique in its failures and the magnitude thereof, and it is simply a gross misstatement to compare the Company to its competitors. It is not fair to lump this Board's and management's performance in with that of its peers; you should collectively stand up and take a bow for your collective achievements.

      We believe that Jessie and Joey Sutton, the President and the Executive Vice President of Research and Development, respectively, do little to further the Company's business and strategic objectives, and have been placed in extraordinarily high-paying positions of management as a result of Morris Sutton's selfish desire to compensate his own children at the expense of the Company and its shareholders. Our belief is bolstered by the resignation of two of the Company's independent directors in February because, according to disclosure made by the Company in a Form 8-K, "[the independent directors] believed Morris Sutton would not commit to continuing his association with the Issuer if the independent directors were to insist upon the resignation of certain other members of the Sutton family employed by the Company." We also note that the Company has never disclosed the compensation to be paid to Morris Sutton in his newly-appointed role as interim Chief Executive Officer or in other capacities. We are of the view that the Company has in the past sought to improperly characterize Mr. Sutton as someone other than an "executive officer," although he has clearly been serving in charge of a principal business unit and has been performing a policy making function for the Company. We believe that the failure to disclose such information was an intentional attempt to circumvent the requirements of applicable securities laws. It is clearly in the best interests of the Company's shareholders that a new executive management team be assembled with appropriate industry experience that is guided by the interests of shareholders and focused on the maximization of shareholder value.

      Incremental changes cannot save the Company at this time. We are confident that our slate of nominees will add value to the Board's decision-making process and enhance the Board's ability to maximize shareholder value. We have selected nominees with the financial, operating and marketing experience that we believe is necessary to improve the Company's operating performance. Our board nominees are committed to working with management to reduce annual operating expenses and to improve profitability for the benefit of the Company's shareholders. Also, given that none of our nominees is currently affiliated with the Company other than through their respective stock ownership, it is clear that they will each be capable of making decisions on a far more independent basis than the Board has been able to do in the past. We also continue to believe that our equity investment proposal is generous, reasonable and serves the interests of the Company's shareholders, as evidenced by the premium offered compared to the recent trading price of the Company's equity securities. We are not aware of any other proposals to purchase equity securities of the Company at this time, notwithstanding the Company's response to our offer that it is "confident we can, if necessary, obtain additional financing on terms more favorable than those you have proposed."

      In light of the foregoing, it is clear that the response that you elected to make publicly-available was not founded on a correct factual or legal analysis, but rather, represents yet another poorly-veiled and ill-conceived attempt to continue to operate the Company for the primary benefit of the Sutton family while the Company continues to deteriorate, without regard to your fiduciary duties to all of the Company's shareholders. Further, we hereby request the immediate resignation of Louis Lipschitz from the Company's Audit and Compensation Committees and from the entire Board. It is abundantly clear that--under his auspices--the Company has (i) agreed to compensate the members of the Sutton family in entirely excessive amounts given, in particular, the Company's current financial position and results of operations and (ii) failed to disclose the substantial compensation paid to Morris Sutton that should have been disclosed in the Company's filings with the Securities and Exchange Commission. It is entirely inappropriate for Mr. Lipschitz to serve on any of these important committees when in fact his actions have been


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directed to protecting and compensating members of the Sutton family at the expense of all shareholders. The excessive compensation paid to members of the Sutton family has only deprived the Company of much-needed earnings that could be instrumental to reverse the Company's current plight. Mr. Lipschitz's ill-advised actions have consistently demonstrated a blatant disregard for the public shareholders of the Company. In light of the foregoing, and as previously announced, we are expeditiously proceeding to take legal action against the current members of the Board and certain members of the Company's management. Unfortunately, we anticipate that we will only obtain suitable relief for the Company's shareholders and ourselves at such time as a court of law evaluates this situation and provides for a suitable and appropriate remedy.

                                        Very truly yours,

                                        TRINAD CAPITAL MASTER FUND LTD.

                                        By: Trinad Capital L.P.

                                        By:  Trinad Advisors GP LLC

                                        By:  /s/ Robert S. Ellin
                                             ----------------------------
                                        Name:  Robert S. Ellin
                                        Title: Managing Member